
July 20, 2020

Joseph Cammarata
Chief Executive Officer
Investview, Inc.
234 Industrial Way West, Ste. A202
Eatontown, New Jersey 07724

> **Re: Investview, Inc.**
> **Post-Effective Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed July 16, 2020**
> **File No. 333-236563**

Dear Mr. Cammarata:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-effective Amendment No. 3 to Registration Statement on Form S-1 filed July 16, 2020

General

1. We note that the consent of your independent auditor, Haynie & Company, references its report dated June 28, 2019, relating to its audits of your March 31, 2019 and 2018 consolidated financial statements. Please have Haynie & Company amend its consent to reference the report dated June 29, 2020, which relates to its audits of your March 31, 2020 and 2019 consolidated financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence R. Lonergan, Esq.